Exhibit 99.1
Nanosphere, Inc.
4088 Commercial Avenue
Northbrook, IL 60062
NEWS For Release: Thursday, 12/13/07, 6:30AM(ET)
Nanosphere, Inc. Announces Third Quarter 2007 Financial Results
Initiates Commercial Launch of the Verigene® System
NORTHBROOK, Ill., Dec. 13, 2007 — Nanosphere, Inc. (NASDAQ: NSPH), a leader in the development and commercialization of advanced molecular diagnostics systems, today reported financial results for the third quarter ended September 30, 2007.
Third quarter 2007 results reflect investments associated with the commercial launch of the Verigene platform and its initial menu of tests, as well as significant non-cash charges associated with the Company’s equity structure prior to its November 6 initial public offering (IPO).
“Nanosphere’s progress over the past several months has been significant with several noteworthy events. We received United States Food and Drug Administration clearance for our initial products, including The Verigene System, our hyper-coagulation panel and our warfarin metabolism test, the first ever cleared by the FDA,” said William Moffitt, president and chief executive officer. “We are currently focused on product launch, initial customer placements and continuing investments in research and development to expand our test menu and develop next generation systems.”
During the third quarter of 2007, the Company incurred increased sales and marketing expenses associated with the launch of its first commercial products. Sales, general, and administrative expenses increased from $1.4 million for the third quarter of 2006 to $4.4 million for the third quarter of 2007, which included a one-time $1.7 million compensation expense in connection with the Company’s IPO filing. In addition, the third quarter 2007 sales and marketing expenses included $0.5 million in increased sales personnel and marketing expense to support the launch of the Verigene System and $0.4 million in increased stock compensation expense.
Continued investments in the development of the Verigene platform, expansion of the Company’s test menu, and development of manufacturing systems and production scale up resulted in an increase in research and development expenses from $4.1 million in the third quarter of 2006 to $5.7 million in the third quarter of 2007.
As a result of these investments, loss from operations for the third quarter of 2007 increased to $9.9 million from $5.1 million in the same period in 2006. In addition to this operating loss, 2007 third quarter results included non-cash charges to earnings of $16.7 million due to the increase in fair value of the convertible derivative liability and preferred stock warrants. The increased valuation of the Company resulted from FDA 510(k) clearance of the Verigene System and the Company’s initial diagnostic assays.
Common shares outstanding as of September 30, 2007 were 932,646. Taking into effect the conversion of all preferred shares outstanding into common stock immediately prior to the closing of the IPO, 14,118,401 shares were outstanding. The sale of 8,050,000 shares in the IPO, including the overallotment, resulted in 22,168,401 common shares outstanding.
Nine-Month Results
During the first nine months of 2007, the Company hired additional sales and marketing personnel and incurred marketing expenses to prepare for the commercialization of the products cleared by the FDA. Sales, general and administrative expenses increased from $4.1 million for the nine-month period ended September 30, 2006, to $9.7 million for the nine-month period ended September 30, 2007.
To prepare the Verigene System for commercial launch, expand Nanosphere’s test menu, develop manufacturing systems, and production scale up investment in research and development increased 32% over the prior year for the nine-month period ended September 30, 2007.
As a result of these investments cited above, loss from operations for the first nine months of 2007 increased to $24.6 million from $15.2 million in the same period in 2006. In addition to the operating loss, the nine-month period ended September 30, 2007 includes non-cash charges to earnings of $17.0 million due to the increase in fair value of the Company’s convertible derivative liability and preferred stock warrants discussed previously.
Conference Call Details
The Company will hold a live conference call and webcast for investors on Thursday, December 13, 2007 at 10:30 A.M., Eastern Standard Time. The teleconference can be accessed by dialing 866-510-0705 (U.S./Canada) or 617-597-5363 (international), participant code 98769147. The call will also be broadcast live over the Internet and can be accessed by interested parties at the Investor Relations tab on the Nanosphere website: www.nanosphere.us. For interested individuals unable to join the call or webcast, a replay will be available through Thursday, December 27, 2007, by dialing 888-286-8010 or for international calls 617-801-6888, pass code 89061695, or on the company’s website.
About Nanosphere, Inc.
Nanosphere develops, manufactures and markets an advanced molecular diagnostics platform, the Verigene® System for direct genomic and ultra-sensitive protein detection. This easy to use and cost effective platform enables simple, low cost and highly sensitive genomic and protein testing on a single platform. Nanosphere is based in Northbrook, IL. Additional information is available at http://www.nanosphere.us.
Contact:
Nanosphere, Inc.
Roger Moody, 847-400-9021
CFO
rmoody@nanosphere.us
or
The Torrenzano Group
Stuart Pearlman, 212-681-1700, Ext. 124
spearlman@torrenzano.com

Nanosphere, Inc.
(A Development Stage Company)
Statements of Operations
(Unaudited)

	Three Month	Three Month	Nine Month	Nine Month
	Period Ended	Period Ended	Period Ended	Period Ended
	September 30,	September 30,	September 30,	September 30,
	2006	2007	2006	2007

REVENUE:
Grant and contract revenue	$379,494	$192,880	$818,006	$919,383
Product sales	89,030	6,125	116,660	59,795

Total revenue	468,524	199,005	934,666	979,178
COSTS AND EXPENSES:
Cost of product sales	31,049	2,844	31,049	21,211
Research and development	4,134,451	5,674,390	12,009,047	15,893,437
Sales, general, and administrative	1,443,795	4,429,214	4,107,726	9,685,797

Total costs and expenses	5,609,295	10,106,448	16,147,822	25,600,445

Loss from operations	(5,140,771)	(9,907,443)	(15,213,156)	(24,621,267)
OTHER INCOME (EXPENSE):
Change in fair value of convertible derivative liability	—	(11,888,721)	(2,916,822)	(11,888,721)
Change in fair value of preferred stock warrants	7,053	(4,858,974)	(237,051)	(5,135,586)
Foreign exchange loss	—	(27,175)	—	(40,945)
Interest expense — related party.	—	—	(146,550)	—
Interest expense	(1,879)	(572,772)	(3,464)	(1,396,520)
Interest income	505,010	286,654	988,765	1,045,087

Total other income (expense)	510,184	(17,060,988)	(2,315,122)	(17,416,685)

NET LOSS	(4,630,587)	(26,968,431)	(17,528,278)	(42,037,952)
Accumulated convertible preferred stock dividends	(1,531,329)	(1,652,493)	(2,882,262)	(4,832,822)
Convertible preferred stock redemption value adjustment	—	—	(17,737,544)	(608,940)

NET LOSS ATTRIBUTABLE TO COMMON STOCK	$(6,161,916)	$(28,620,924)	$(38,148,084)	$(47,479,714)

Net loss per common share — basic and diluted	$(6.61)	$(30.69)	$(45.32)	$(50.91)
Weighted average number of common shares outstanding — basic and diluted	932,564	932,646	841,824	932,646

Nanosphere, Inc.
(A Development Stage Company)
Balance Sheets
(Unaudited)

	December 31,	September 30,
	2006	2007

CURRENT ASSETS:
Cash and cash equivalents	$29,112,429	$18,105,934
Accounts receivable	44,816	73,485
Inventories	884,849	1,874,421
Deferred equity financing costs	—	1,946,928
Other current assets	462,858	522,375

Total current assets	30,504,952	22,523,143

PROPERTY AND EQUIPMENT — At cost:
Computer equipment and software	730,144	846,275
Laboratory equipment	2,788,164	3,303,217
Furniture and fixtures	143,134	251,506
Leasehold improvements	2,086,977	2,235,938
Manufacturing equipment	2,056,830	2,916,520
Office equipment	66,007	67,068
Tooling	707,018	957,326

Total property and equipment — at cost	8,578,274	10,577,850
Less accumulated depreciation	(2,999,802)	(4,186,301)

Net property and equipment — at cost	5,578,472	6,391,549

INTANGIBLE ASSETS — Net of accumulated amortization	4,865,950	5,284,892

OTHER ASSETS	88,460	171,736

TOTAL	$41,037,834	$34,371,320

CURRENT LIABILITIES:
Accounts payable	$1,499,514	$2,071,595
Accrued compensation	872,508	857,189
Accrued license fees	360,000	406,455
Accrued legal expenses	137,088	139,218
Accrued financing costs	—	1,928,358
Other current liabilities	270,935	879,352
Note payable — related party	—	—
Long term debt — current portion	—	2,494,534
Lease payable — current portion	32,444	35,922

Total current liabilities	3,172,489	8,812,623

LONG-TERM LIABILITIES:
Accrued license fees — noncurrent	330,000	—
Lease payable — noncurrent portion	58,802	31,121
Long term debt — noncurrent portion	—	8,363,649
Preferred stock warrants	1,761,533	6,897,119
Convertible derivative liability	32,085,041	44,582,702

Total liabilities	37,407,865	68,687,214

CONVERTIBLE PREFERRED STOCK:
Series B Convertible Preferred Stock, $0.01 par value; Liquidation preference of $32,832 at September 30, 2007	25,396	25,396
Series C Convertible Preferred Stock, $0.01 par value; Liquidation preference of $6,968,675 at September 30, 2007	6,030,003	6,030,003
Series C-2 Convertible Preferred Stock, $0.01 par value; Liquidation preference of $47,794,091 at September 30, 2007	47,037,902	49,140,111
Series D Convertible Preferred Stock, $0.01 par value; Liquidation preference of $62,376,967 at September 30, 2007	55,774,739	60,442,890

Total Convertible Preferred Stock	108,868,040	115,638,400

STOCKHOLDERS’ DEFICIT:
Common stock, $0.01 par value; 450,000,000 shares authorized at December 31, 2006 and September 30, 2007	92,580	92,580
Additional paid-in capital	2,051,126	3,374,617
Note receivable from chief executive officer	(1,440,000)	—
Deficit accumulated during the development stage	(105,941,777)	(153,421,491)

Total stockholders’ deficit	(105,238,071)	(149,954,294)

TOTAL	$41,037,834	$34,371,320